Sub-Item 77F:  Changes in security for debt.


Highland Credit Strategies Fund's entered into an unsecured note agreement, dated April 16, 2010, among Highland Credit Strategies Fund, the lenders party thereto. The notes mature on April 16, 2015. On
February 2, 2011, Highland Credit Strategy Fund entered a credit agreement with State Street Bank and Trust, terminating on January 31, 2012. The note agreement and credit agreement are secured by the assets of Highland
Credit Strategies under an intercreditor agreement between the note lenders and the credit agreement lenders.